 

05038365

UNITED STATES
ΓIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8-766I

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-264-1614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__1/1/04__ AND ENDING__12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Faver

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80-82 Wall Street, Suite 310

(No. and Street)

New York, New York 10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Faver   212-943-1352

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Igel, Lynn S.

(Name – if individual, state last, first, middle name)

250 West 90th Street, Apt. 3I, New York, New York 10024

(Address)   (City)   (State)   RECEIVED   (Zip Code)

CHECK ONE:

PROCESSED

MAR 17 2005

THOMSON
FINANCIAL

FEB 2 8 2005
WASH. D.C.
179

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Bernard Faver_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Bernard Faver_____ , as

of __December 31st_____ , 20 04 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Sole Proprietor
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (if individual, state last, first, middle name)

Igel, Lynn S.

| | 70 |

ADDRESS	Number and Street	City	State	Zip Code

250 West 90th Street   N.Y.   N.Y.   10024

| | 71 | | 72 | | 73 | | 74 |

Check One

XX	Certified Public Accountant	75	FOR SEC USE
( )	Public Accountant	76	
( )	Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 15th 2005

Bernard Faver (Sole Proprietor)
80-82 Wall Street, Suite 310
New York, N.Y. 10005

Dear Mr. Faver,

I have examined Part 11A of the Focus Report (Form X-17a-5) of Bernard Faver (Sole Proprietor) for the year ended December 31,2004.

My examination was made in accordance with generally accepted auditing standards as I considered necessary in the circumstances. I declare that I found no material inadequacies in the Company's accounting system internal accounting control.

The Firm is exempt, in my opinion, from 15c3-3 Customer Protection Rule. Bernard Faver is, in my opinion, a K-1 firm.

No material difference existed between the Firm's audited and unaudited computations of net capital under Rule 15c3-1 as required by SEC rule 17a-5(d).

In my opinion, this report fairly presents the financial position of Bernard Faver on December 31, 2004 in conformity with generally accepted accounting principles on a basis consistent with that of the previous year.

Respectfully Submitted,

Lynn S. Igel, C.P.A.

Certified Public Accountant

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

Bernard Faver [13]

SEC FILE NO.
8-264-1614 [14]

FIRM ID. NO.
076-28-2734 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

80-82 Wall Street, Suite 310 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
1/1/04 [24]

AND ENDING (MM/DD/YY)

New York [21]   New York [22]   10005 [23]   12/31/04 [25]
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Faver [30]

(Area Code)—Telephone No.
212-943-1352 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:
None [32]

OFFICIAL USE [33]

[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [*] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] [42]

* Respondent has no customer accounts

SEC MAIL PROCESSING RECEIVED FEB 2 8 2005

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___15th___ day of __February, 2005__
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

| BROKER OR DEALER | Bernard Faver | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/04__ | 99 |

SEC FILE NO. __8-264-1614__ | 98 |

ASSETS

Consolidated | 198 |
Unconsolidated | X | 199 |

	Allowable		Non-Allowable		Total	
1. Cash	$ 0	200			$ 0	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivables from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	6222	424			6222	
E. Spot commodities	0	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0	130		0		0		0	
B. At estimated fair value		440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0	150					
B. Other securities $ 0	160					
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0	170					
B. Other securities $ 0	180					
8. Memberships in exchanges:						
A. Owned, at market $ 0	190					
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	000
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 6222	540	$ 0	740	$ 6222	940

OMIT PENNIES

1/76

BROKER OR DEALER   Bernard Faver   as of ___12/31/04___

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non-customers	0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	0	1385	0	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210	0		0	1690
B. Secured	0	1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			0	1400	0	1710
1. from outsiders $ 0		970				
2. Includes equity subordination (15c3-1 (d)) of .... $ 0		980				
B. Securities borrowings, at market value: from outsiders $ 0		990	0	1410	0	1720
C. Pursuant to secured demand note collateral agreements:			0	1420	0	1730
1. from outsiders $ 0		1000				
2. Includes equity subordination (15c3-1 (d)) of .... $ 0		1010				
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 0	1230	$ 0	1450	$ 0	1760

Ownership Equity

			Total	
21. Sole proprietorship			$ 6222	1770
22. Partnership (limited partners $	1020	)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			(	1796
24. TOTAL OWNERSHIP EQUITY			$ 6222	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 6222	1810

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

OMIT PENNIES

1/76   ALTERNATIVE FILERS

Bernard Faver
Statement of Cash Flows for the
year ended December 31, 2004

Cash flows from operating activities		
Receipts		
Commissions	$1,555	
Total cash receipts		$1,555
Payments		
Commission expenses	$1,555	
Total cash payments		$1,555
Net cash change from operating activities		0
Cash flow from investing activities		0
Cash flow from financing activities		0
Net change in cash		0
Cash balance, December 31,2003		$6,222
Cash balance, December 31,2004		$6,222

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Bernard Faver

For the period (MMDDYY) from 1/1/04	3932 to 12/31/04	3933
Number of months included in this statement	12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 0   [3935]
   b. Commissions on listed option transactions   0   [3938]
   c. All other securities commissions   0   [3939]
   d. Total securities commissions   0   [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange   0   [3945]
   b. From all other trading   0   [3949]
   c. Total gain (loss)   0   [3950]
3. Gains or losses on firm securities investment accounts   0   [3952]
4. Profit (loss) from underwriting and selling groups   0   [3955]
5. Revenue from sale of investment company shares   1555   [3970]
6. Commodities revenue   0   [3990]
7. Fees for account supervision, investment advisory and administrative services   0   [3975]
8. Other revenue   0   [3995]
9. Total revenue .... $ 1555   [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ 0   [4120]
11. Other employee compensation and benefits   0   [4115]
12. Commissions paid to other broker-dealers   0   [4140]
13. Interest expense   0   [4075]
    a. Includes interest on accounts subject to subordination agreements .... 0 [4070]
14. Regulatory fees and expenses   0   [4195]
15. Other expenses   1555   [4100]
16. Total expenses .... $ 1555   [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 0   [4210]
18. Provision for Federal income taxes (for parent only)   0   [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above   0   [4222]
    a. After Federal income taxes of .... 0 [4238]
    Extraordinary gains (losses)   0   [4224]
    a. After Federal income taxes of .... 0 [4239]
    Cumulative effect of changes in accounting principles   0   [4225]
20. Net income (loss) after Federal income taxes and extraordinary items .... $ 0   [4230]

MONTHLY INCOME

21. Income (current month only) before provision for Federal income taxes and extraordinary items................... $ 328   [4211]

BROKER OR DEALER Bernard Faver	as of __12/31/04__

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ....   X | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ _____ | 4335 | | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver   as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 6222		3480
2. Deduct ownership equity not allowable for Net Capital	(0)		3490
3. Total ownership equity qualified for Net Capital	6222		3500

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... 0 [3520]

   B. Other (deductions) or allowable credits (List) .... 0 [3525]

5. Total capital and allowable subordinated liabilities .... $ 6222 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 0 [3540]

   B. Secured demand note deficiency .... 0 [3590]

   C. Commodity futures contracts and spot commodities proprietary capital charges .... 0 [3600]

   D. Other deductions and/or charges .... 0 [3610]   (0) [3620]

7. Other additions and/or allowable credits (List) .... 0 [3630]

8. Net capital before haircuts on securities positions .... $ 6222 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

   A. Contractual securities commitments .... $ 0 [3660]

   B. Subordinated securities borrowings .... 0 [3670]

   C. Trading and investment securities:

      1. Exempted securities .... 0 [3735]

      2. Debt securities .... 0 [3733]

      3. Options .... 0 [3730]

      4. Other securities .... 124 [3734]

   D. Undue Concentration .... 0 [3650]

   E. Other (List) .... 0 [3736]   (124) [3740]

10. Net Capital .... $ 6098 [3750]

OMIT PENNIES

BROKER OR DEALER   **Bernard Faver**   as of   12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	S	0	375
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	S	5000	375
13. Net capital requirement (greater of line 11 or 12)	S	5000	376
14. Excess net capital (line 10 less 13)	S	1098	377
15. Excess net capital at 1000% (line 10 less 10% of line 19)	S	6098	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.			S	0	379
17. Add.					
A. Drafts for immediate credit	S	0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	S	0	3810	0	
C. Other unrecorded amounts (List)	S	0	3820	S	383
19. Total aggregate indebtedness				S 0	384
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				% 0	385
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				% 0	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	S	387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	S	388
24. Net capital requirement (greater of line 22 or 23)	S	376
25. Excess net capital (line 10 less 24)	S	391
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	S	392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 4600	None 4601	4602	4603	4604	4605
▼ 4610	4611	4612	4613	4614	4615
▼ 4620	4621	4622	4623	4624	4625
▼ 4630	4631	4632	4633	4634	4635
▼ 4640	4641	4642	4643	4644	4645
▼ 4650	4651	4652	4653	4654	4655
▼ 4660	4661	4662	4663	4664	4665
▼ 4670	4671	4672	4673	4674	4675
▼ 4680	4681	4682	4683	4684	4685
▼ 4690	4691	4692	4693	4694	4695

TOTAL $ ▼ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date. regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Bernard Faver

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period...............	$ 6222	4240
A. Net income (loss)...............	0	4250
B. Additions (Includes non-conforming capital of .... $ 0 [4262])	0	4260
C. Deductions (Includes non-conforming capital of .... $ 0 [4272])	0	4270
2. Balance, end of period (From item 1800)	$ 6222	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases...............		4310
B. Decreases...............		4320
4. Balance, end of period (From item 3520)...............	$	4330

OMIT PENNIES

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 15th 2005

Bernard Faver (Sole Proprietor)
80-82 Wall Street, Suite 310
New York, N.Y. 10005

Dear Mr. Faver,

In my opinion, Bernard Faver may claim exclusion from membership in the Securities
Investor Protection Corporation (SIPC) under section 3 (a) (2) of the Securities Investor
Protection Act of 1970 (ACT) since your business as a broker-dealer for the years ending
December 31, 2003 and December 31, 2004 consisted exclusively of the distribution of
shares of registered open-end investment companies, unit investment trusts, variable life
insurance and variable annuities.

The business of Bernard Faver will consist exclusively of distributing shares of registered
open-end investment companies, unit investment trusts, and selling variable life insurance
and variable annuities in the coming year. It is my understanding that there will be no
other change in the business of this firm during the year ending December 31, 2005. In
the event of any subsequent change in the business of this firm that would, in my opinion,
terminate such exclusion, you will immediately give SIPC written notice thereof and
make payment of all assessments thereafter required under Section 4 of the ACT.

Respectfully Submitted,

Lynn S. Igel, C.P.A.

Certified Public Accountant

SIPC-3

(15 - REV 12/02)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

8 - 7661   NASD
BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY   10005

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

BERNARD FAVER 212-943135

certifies that during the year ending **December 31, 2003** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☑ (i) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (ii) the sale of variable annuities;

☑ (iii) the business of insurance;

☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☑ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

<table>
<tr><td rowspan="4" style="writing-mode: vertical-lr">FOR SIPC REVIEWER</td><td>DATES: _____ _____ _____
    Postmarked Received Reviewed</td></tr>
<tr><td>Complete: _____</td></tr>
<tr><td>Exceptions:</td></tr>
<tr><td>Disposition of Exceptions:</td></tr>
</table>

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the ___*6th*___ day of ___*January*___, 20 **03**

___*BERNARD FAVER*___
(Name of Corporation, Partnership or other organization)

___*(signature)*___   ___*SOLE PROPRIETOR*___
(Authorized signature)   (Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Form SIPC-3   **FY 2005**

Forwarding and Address Correction Requested



Check appropriate boxes.
☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
☑ (ii) the sale of variable annuities.
☑ (iii) the business of insurance.
☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X _Hylton_   _SOLE PROPRIETOR_   _1/5/05_
Authorized Signature/Title   Date

8-007661   NASD   DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈⁣0000000 3⁣⑈ ⑆⁣00000 766 ⁣⑆ 0000 2005⑈⁣

Form SIPC-3   **FY 2005**

8-007661   NASD   DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.

☑ (ii) the sale of variable annuities.

☑ (iii) the business of insurance.

☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES
shall file this form no later than 30 days after the effective date of their membership in a self regulatory
INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2005** its business as a broker-dealer is expected to consist exclusively of one or more of the following:
  (i)   the distrubution of shares of registered open end investment companies or unit investment trusts;
  (ii) the sale of variable annuities;
  (iii) the business of insurance;
  (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:
  Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.